UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-43203

Horizon Quantum Holdings Ltd.

(Exact name of registrant as specified in its charter)

29 Media Cir., #05-22

Singapore, 138565

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

On November 5, 2026, Horizon Quantum Holdings, Ltd. (the “Company”), issued a press release announcing that on November 5, 2026, the Company entered into a non-binding letter of intent (the “Non-Binding LoI”) to acquire Entropica Labs Pte. Ltd., a Singapore private company limited by shares. The proposed transaction contemplates $27 million in anticipated consideration to be paid by the Company in the form of its Class A ordinary shares. The transaction contemplated by the Non-Binding LoI is subject to the completion of appropriate due diligence, related audits, the signing of definitive agreements and satisfaction of other customary conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Horizon Quantum Holdings Ltd.

By:	/s/ Joseph Fitzsimons
Name:	Joseph Fitzsimons
Title:	Chief Executive Officer and Chairman

Date: November 5, 2026

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Press Release, dated November 5, 2026.

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